EXHIBIT 99.1

ASM: TSX/NYSE American

Avino Silver & Gold Mines Ltd.	T (604) 682 3701
Suite 900-570 Granville Street	F (604) 682 3600
Vancouver, BC V6C 3P1	www.avino.com

August 4th, 2021

AVINO SILVER & GOLD MINES LTD. SECOND QUARTER 2021 FINANCIAL RESULTS

TO BE RELEASED ON WEDNESDAY, AUGUST 11, 2021

Avino Silver & Gold Mines Ltd. (ASM: TSX/NYSE American; FSE:GV6, “Avino” or “the Company”) plans to announce its Second Quarter 2021 financial results after the market closes on Wednesday, August 11, 2021.

In addition, the Company will be holding a conference call and webcast on Thursday, August 12, 2021 at 8:00 a.m. PST (11:00 p.m. EST).

Shareholders, analysts, investors, and media are invited to join the webcast and conference call by logging in here Avino Second Quarter 2021 Webcast and Conference Call or by dialing the following numbers five to ten minutes prior to the start time.

Toll Free Canada & USA:1-800-319-4610
Outside of Canada & USA:1-604-638-5340

No passcode is necessary to participate in the conference call or webcast; participants will have the opportunity to ask questions during the Q&A portion.

The conference call and webcast will be recorded, and the replay will be available on the Company’s web site later that day.

About Avino:
Avino is primarily a silver producer from its wholly owned Avino Mine near Durango, Mexico. The Company’s silver and gold production remains unhedged. The Company’s mission and strategy is to create shareholder value through organic growth at the historic Avino Property and the strategic acquisition of mineral exploration and mining properties. We are committed to managing all business activities in a safe, environmentally responsible, and cost-effective manner, while contributing to the well-being of the communities in which we operate.

On Behalf of the Board

“David Wolfin”
David Wolfin
President & CEO
Avino Silver & Gold Mines Ltd.

Neither the TSX nor its Regulation Services Provider (as that term is defined in the policies of the TSX) accepts responsibility for the adequacy or accuracy of this release.